

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 19, 2010

*Via U.S. Mail and Facsimile*

Aubrey B. Patterson
Chairman of the Board
and Chief Executive Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

>  **Re:  BancorpSouth, Inc.**
>  **Form 10-K for Fiscal Year Ended December 31, 2009**
>  **Filed March 15, 2010**
>  **File No. 001-12991**

Dear Mr. Patterson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Matt S. McNair
Attorney-Adviser